[Brencourt Letterhead



July 21, 2006

Mr. Leo Benatar
Chairman of the Board
Interstate Bakeries Corporation
c/o Benatar & Associates
121 Burdette Road
Atlanta, GA 30327

Dear Leo:

I want to again thank you, Rich Metrick and Ken Baum for taking the time to meet with myself and my colleagues, Marc Nuccitelli and Dan Chandra, as well as Jim McCarroll from Reed Smith. I appreciate the conversation we had concerning the efforts on behalf of shareholders and creditors that you, Ken and Rich have demonstrated.

Like the three directors present, we also are not content with the operational and financial performance of the company. We support your efforts in the complex and multi-variable tasks of dealing with issues such as leadership, marketing, labor and operations at Interstate Bakeries.

I think we both agree that under all rational scenarios, the bank debt and all creditors will be paid in full, and therefore, the fulcrum security clearly is the equity. Given our shared interests in achieving a successful emergence from bankruptcy or other favorable outcomes for shareholders, I want to follow up on our conversation with you, Rich and Ken.

As you requested at our meeting, I submit to you, for your consideration, a list below of eight candidates for the Board of Directors of Interstate Bakeries. To ensure that the Board includes an optimal blend of relevant knowledge and skills sets, we believe it is imperative that the Board of Directors choose four candidates from this list whom you and the Board feel are the most qualified to help the Board achieve our shared goal. I personally feel that it is helpful to have the continued leadership, institutional knowledge, and dedication to a successful outcome that I feel you, Rich and Ken demonstrated in our meeting.

I recognize that in our shared search for a successful outcome for the shareholders of Interstate Bakeries, difficult choices and compromises will be necessary. I want to help strengthen your team as you continue to work at this difficult task. I believe that additional directors with industry experience will help us achieve our goal in the near term.

I will be available to you for any clarification and discussion that you may wish to have. I look forward to your response.

Respectfully,


/s/William L. Collins
William L. Collins
Chairman and CEO
Brencourt Advisors LLC


Enc

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